**FORM 6-K**
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

**Report of Foreign Private Issuer**

**Pursuant to Rule 13a-16 or 15d-16**
**of the Securities Exchange Act of 1934**

For the month of **December 2005**

Commission File Number 001-31269

# ALCON, INC.
(Translation of registrant's name into English)

Bösch 69
P.O. Box 62
6331 Hünenberg, Switzerland
41-41-785-8888
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ____x____          Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____          No ____x____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Attached as Exhibit 99.1 is the Press Release issued by Alcon, Inc. on December 12, 2005.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**Alcon, Inc.**
(Registrant)

Date    December 13, 2005          By    /s/ Stefan Basler
                                         Name:  Stefan Basler
                                         Title:  Attorney-in-Fact

Date    December 13, 2005          By    /s/ Jacqualyn Fouse
                                         Name:  Jacqualyn Fouse
                                         Title:  Senior VP, Finance and CFO